UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*




                                 AutoImmune Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05277610
------------------------------------------------------------------------------
                                 (CUSIP Number)
------------------------------------------------------------------------------

                                 March 31, 1998
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 05277610                    13G

------------ -----------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Four Partners
------------ -----------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   |_|
                                                                     (b)   |_|

------------ -----------------------------------------------------------------
     3       SEC USE ONLY


------------ -----------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
--------------------------------- ---------- ---------------------------------
                                      5      SOLE VOTING POWER

                                             1,589,600
           NUMBER OF
                                  ---------- ---------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         -0-
                                  ---------- ---------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          1,589,600
                                  ---------- ---------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------- ---------- ---------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,589,600
------------ -----------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

                                                                           |_|
------------ -----------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      9.7%
------------ -----------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                      PN
------------ -----------------------------------------------------------------

Item 1.

              (a)   Name of Issuer

                    AutoImmune Inc. (the "Issuer")

              (b)   Address of Issuer's Principal Executive Offices

                    128 Spring Street
                    Lexington, Massachusetts 02173

Item 2.

              (a)   Name of Persons Filing

                    Four Partners ("FP")

              (b)   Address of Principal Business Office or, if none, Residence

                    Four Partners
                    c/o Thomas J. Tisch
                    667 Madison Avenue
                    New York, NY 10021

              (c)   Citizenship

                    New York

              (d)   Title of Class of Securities

                    Common Stock, $0.01 par value (the "Shares")

              (e)   CUSIP Number

                    05277610

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)   |_| Broker or Dealer registered under Section 15 of the Act,

              (b)   |_| Bank as defined in section 3(a)(6) of the Act,

              (c)   |_| Insurance company as defined in section 3(a)(19) of the
                        Act,

              (d)   |_| Investment company registered under section 8 of the
                        Investment Company Act of 1940,

              (e)   |_| Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940,

              (f)   |_| An employee benefit plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sction 240.13d-1(b)(1)(ii)(F),

              (g)   |_| A parent holding company, in accordance with
                        sction 240.13d-1(b)(ii)(G) (Note:  See Item 7),

              (h)   |_| A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)   |_| A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j)   |_| Group, in accordance with section
                        240.13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Section 240.13d-1(c), check this box |X|.

Item 4.       Ownership

              (a)   Amount Beneficially Owned

                    As of the date hereof, FP is the beneficial owner of 1,589,600 Shares.

              (b)   Percent of Class

                    FP is the record owner of 9.7% of the outstanding Shares.

              (c)   Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote

                           FP has directly the sole power to vote or direct the vote of the 1,589,600 Shares owned by it.

                     (ii)  Shared power to vote or to direct the vote

                           By virtue of their status as managing trustees of the trusts which are the general partners of FP, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Messrs. Tisch") may be deemed to have indirectly shared power to vote or direct the vote of the 1,589,600 Shares owned by FP.

                     (iii) Sole power to dispose or to direct the disposition of

                           FP has directly the sole power to dispose or direct the disposition of the 1,589,600 Shares owned by it.

                     (iv) Shared power to dispose or to direct the disposition of

                           By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to dispose or direct the disposition of the 1,589,600 Shares owned by FP.

Item 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8.       Identification and Classification of Members of the Group

              Not applicable.

Item 9.       Notice of Dissolution of Group

              Not applicable.

Item 10.      Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 7, 1998

                                                   FOUR PARTNERS


                                                   By: /s/ Thomas J. Tisch
                                                       Thomas J. Tisch
                                                       Manager of Four Partners